STRUCTUREBOT PBC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2023 and 2024
February 13, 2025

STRUCTUREBOT PBC
FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2024

Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of StructureBot PBC:

Conclusion
We have reviewed the accompanying balance sheet of StructureBot PBC as of December 31, 2023 and December 31, 2024, and the related income statement, statement of retained earnings, and cash flows for the year ended December 31, 2023 and December 31, 2024, and the related notes (collectively, the "consolidated statements"). We obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above, the balance sheet of StructureBot PBC as of December 31, 2023 and 2024 and the results of its operations and its cash flows for the year ended December 31, 2023 and 2024 to be in accordance with the accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care. A review engagement primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Conclusion

We have obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above for the statements to be in accordance with accounting principles generally accepted in the United States of America.

Eric Skoglund CPA CIA

Eric Skoglund, CPA CIA (New York #138482)
HMBLM Accounting, Inc.
PO Box 8283
White Plains, New York
February 13, 2025

STRUCTUREBOT PBC
BALANCE SHEET
For the Year Ended December 31, 2023 and 2024

ASSETS

CURRENT ASSETS	2023	2024
Cash and cash equivalents	$ 320.28	$ 25,001.05
Accounts Receivable	$ 0	$ 0
Inventory	$ 0	$ 0
Total current assets	$ 320.28	$ 25,001.05

NON-CURRENT ASSETS		
Tools, Machinery, and Equipment	$ 49,855.69	$ 49,855.69
Accumulated Depreciation	$ (49,855.69)	$ (49,855.69)
Tools, Machinery, and Equipment, net	$ 0	$ 0

TOTAL ASSETS	$ 320.28	$ 25,001.05

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	2023	2024
Accounts Payable	$ 0	$ 0
Credit Card Payable	$ 0	$ 0
Total current liabilities	$ 0	$ 0

NON-CURRENT LIABILITIES		
Loans from Shareholder	$ 35,693.00	$ 84,224.20
Long-Term Debt	$ 49,955.54	$ 39,438.90
Line of Credit	$ 4,027.09	$ 4,933.34
Long-Term SAFE Agreements	$ 5,000.00	$ 30,000.00
Total non-current liabilities	$ 94,675.63	$ 158,596.44

TOTAL LIABILITIES	$ 94,675.63	$ 158,596.44

PARTNERS' EQUITY		
Common Stock	$ 200.00	$ 200.00
Shareholder Distributions	$ (2,354.15)	$ (3,530.65)
Retained Earnings	$ (92,201.20)	$ (130,264.74)
TOTAL STOCKHOLDERS' EQUITY	$ (94,355.35)	$ (133,595.39)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 320.28	$ 25,001.05

STRUCTUREBOT PBC
INCOME STATEMENT
For the Year Ended December 31, 2023 and 2024

REVENUE	2023	2024
Sales Revenue	$ 6,116.00	$ 0
Non-Sales Revenue	$ 0	$ 2,009.05
TOTAL NET REVENUE	**$ 6,116.00**	**$ 2,009.05**
GROSS PROFIT	**$ 6,116.00**	**$ 2,009.05**
OPERATING EXPENSE		
Advertising & Marketing	$ 400.00	$ 550.00
Bank Charges & Fees	$ 61.92	$ 330.00
Business Licenses	$ 10.00	$ 0
Car & Truck Expense	$ 678.32	$1,963.69
Charitable Contributions	$ 200.00	$ 0
Computer & Internet Expenses	$ 186.02	$ 108.95
Construction Materials	$ 10,633.92	$ 2,714.44
Contractors	$ 8,028.05	$ 21,354.18
Depreciation Expense	$ 0	$ 0
Dues & Subscriptions	$ 1,230.96	$ 1,441.68
Education	$ 598.61	$ 10.50
Interest Paid	$ 646.34	$ 383.19
Insurance	$ 635.00	$ 768.00
Legal and professional services	$ 0	$ 1,614.50
Meals & Entertainment	$ 0	$ 51.11
Office Expenses	$ 467.96	$ 83.25
Other Construction Costs	$ 5,569.37	$ 7,589.63
Taxes and fees	$ 565.00	$ 675.00
Rent	$ 864.32	$ 0
Recruiting	$ 386.91	$ 0
Postage	$ 0	$ 158.47
Utilities	$ 0	$ 0
Website Expenses	$ 192.00	$ 276.00
TOTAL EXPENSE	**$ 31,354.70**	**$ 40,072.59**
OTHER INCOME		
Interest Earned	$ 0	$ 0
Bank and Credit Awards	$ 0	$ 0
TOTAL OTHER INCOME	**$ 0**	**$ 0**
NET INCOME OR LOSS	**$ (25,238.70)**	**$ (38,063.54)**

See accompanying notes to financial statements.


STRUCTUREBOT PBC
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2023


Retained earnings, January 1, 2023	$ (35,607.80)
Less: Net Loss	$ **(25,238.70)**
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2023	**$ (60,846.50)**

See accompanying notes to the financial statements.


STRUCTUREBOT PBC
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2024


Retained earnings, January 1, 2024	$ (60,846.50)
Less: Net Loss	$ **(38,063.54)**
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2024	**$ (98,910.04)**

See accompanying notes to the financial statements.


STRUCTUREBOT PBC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2023 and 2024


CASH FLOW FROM OPERATING ACTIVITIES	2023	2024
EXCESS REVENUE OVER EXPENSES	$ (25,238.70)	$ (38,063.54)
Add Depreciation	$ 0	$ 0
(Increase)/Decrease in Inventory	$ 0	$ 0
(Increase)/Decrease in Accounts Payable	$ 0	$ 0
Net cash used for operating activities	**$ (25,238.70)**	**$ (38,063.54)**
CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Fixed Assets	$ 0	$ 0
Net cash used for investing activities	**$ 0**	**$ 0**
CASH FLOW FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Loans from Shareholder	$ 31,835.00	$ 48,531.20
Increase/(Decrease) in Long Term Debt	$ (11,037.75)	$ 12,130.36
Increase/(Decrease) in Line of Credit	$ (575.08)	$ 906.25
Increase/(Decrease) in Shareholder Distributions	$ 2,354.15	$ 1,176.50
Net cash used for financing activities	**$ 22,576.32**	**$ 62,744.31**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ (2,662.38)**	**$ 24,680.77**
Cash and Cash Equivalents, beginning of year	$ 2,982.66	$ 320.28
Cash and Cash Equivalents, end of year	**$ 320.28**	**$ 25,001.05**

See accompanying notes to the financial statements.

STRUCTUREBOT PBC
NOTES OF FINANCIAL STATEMENTS
For the Year Ended DECEMBER 31, 2023 and 2024

NOTE 1 - THE COMPANY

StructureBot PBC ("Company"), corporation, was incorporated in Dover, Delaware in July 2023. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Public Benefit Corporation Law of Delaware. The Company operates as a corporation for both US Federal and State of Colorado tax reporting purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared on the accrual method of accounting, which recognizes revenue when earned, regardless of when received and expenses when incurred, regardless of when paid.

Business Services
StructureBot offers high-accuracy custom 3D construction automation systems that not only print cementitious materials, but also perform other construction project tasks. StructureBot can customize printers for a build volume of a small cottage to a glamorous home.

Liquidity
Assets are presented in the accompanying balance sheet according to their nearness of conversion to cash and liabilities according to the nearness of their maturity and resulting use of cash.

Investments (Long Term Debt)
A Post-Money SAFE (Simple Agreement for Future Equity) with a 20% discount and no valuation cap is a popular crowdfunding tool allowing investors to provide funds in exchange for equity during a future event like a priced funding round, acquisition, or IPO. Ownership is calculated based on the company's value before additional investments or option pool increases, but SAFEs are diluted by later funding rounds and option pool

expansions. Investors do not gain equity until conversion and bear the risks of uncertain timing, potential non-conversion, and illiquidity, making SAFEs a long-term, high-risk investment with potential for significant upside.

NOTE 3 - INCOME TAXES

As provided for under the Internal Revenue Code Section 174 and as further detailed in the IRS Revenue Procedure 2000-50, for the tax year December 31, 2023, the corporation expensed all costs related to construction materials and other constructions costs.